April 18, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AFB Limited

Registration Statement on Form S-1/A

Filed March 18, 2024

File No. 333-279184

To the men and women of the SEC:

On behalf of AFB Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 4, 2024 addressed to Mr. Tak Chun Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on March 18, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 2 to Registration Statement on Form S-1 filed March 18, 2024

Cover Page

1. We note your response to prior comment 1. Please restore to the cover page the acknowledgement that, if Chinese regulatory authorities were to disallow your organizational structure, it could cause the value of your securities to significantly decline or become worthless.

Company Response:

We have restored this language to the cover page.

2. We note your response to prior comment 2 and reissue in part. Where you discuss the company's presence in Hong Kong on the cover page, revise to prominently state that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong.

Company Response:

We have revised the cover page accordingly.

3. We note your response to prior comment 4. Where you state on the cover page and on pages 2 and 17 that "...there might be limitations imposed in the future" on your ability to transfer cash across borders, revise to specify that such limitations may be imposed by the PRC government.

Company Response:

We have revised accordingly throughout.

Prospectus Summary

Summary of risk factors arising from legal system in China, page 2

4. We note your response to prior comment 6. Please expand your bulleted summary of risk factors so that it covers all of the risks that are included in the Risk Factors section beginning on page 4. Additionally, for each bulleted summary risk factor, provide a specific cross-reference to the heading of the individual related risk factor and the page number at which it is located. Lastly, where you discuss the Chinese government's "propensity for intervention and influence," revise to state that more control by the Chinese government over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in your operations and/or the value of the securities you are registering for sale.

Company Response:

We have revised page 2 accordingly.

Risk Factors

Risks Relating to Our Company and Our Industry

AFB Limited is a Nevada entity with no subsidiaries..., page 4

5. We note your response to prior comment 7. Please further revise your added disclosure to state that the Chinese government has made recent statements indicating intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

We have revised the risk factor on page 4 accordingly.

Permission from Hong Kong or Chinese authorities, page 6

6. We note your response to prior comment 8 and reissue in part. State, if true, that you have not relied upon an opinion of counsel with respect to your conclusion that you do not need any permissions or approvals from Hong Kong or Chinese authorities to operate your business and offer securities to foreign investors. Explain why such an opinion was not obtained. Additionally, please restore your statement that you are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC) and Cyberspace Administration of China (CAC), if true. Please also restore your disclosure acknowledging that you might be required to obtain and maintain approvals in the future and describing potential impacts to your operations and/or the value of the securities you are registering for sale. Make conforming revisions where this disclosure appears on the cover page.

Company Response:

We have revised the cover page, and page 6, accordingly.

As of the time of this prospectus, we are not obligated..., page 6

7. We note your response to prior comment 3 and reissue in part. Where you list applicable Hong Kong data security regulations to which you are "directly subject" in this risk factor, such as the Personal Data (Privacy) Ordinance and Hong Kong Monetary Authority Guidelines, please explain how this oversight impacts the company's business and the offering. Additionally, state to what extent the company believes that it is compliant with these regulations or policies.

Company Response:

We have revised the risk factor on page 6 accordingly.

Summary of Our Financial Information, page 12

8. Please update your presentation here to include a balance sheet and statement of operations and comprehensive loss for the latest period included in the filing.

Company Response:

We have revised accordingly.

Dilution, page 19

9. Please update all line items as appropriate to reflect amounts as of the latest balance sheet presented in the filing. For example, net tangible book value (deficit) should be based on the balance sheet in the current filing as of February 29, 2024.

Company Response:

We have revised the Dilution table on page 19 accordingly.

Certain Relationships and Related Transactions, page 26

10. Your revisions in response to prior comment 12 indicate that the $3,054 amount discussed in this section was loaned to the company by Mr. Wong. If true, please revise your statement that, "...the Company has loaned more capital to Mr. Tak Chun Wong, bringing the total amount owed by Mr. Tak Chun Wong to...," as this suggests that the amount was loaned to Mr. Wong by the company.

Company Response:

Our previous disclosure was a clerical error. We have revised page 26 to accurately indicate that Mr. Tak Chun Wong loaned capital to the company.

Statement of Operations and Comprehensive Loss, page F-4

11. Please explain to us why you have not recognized cost of revenue in any period presented for the revenue generating services provided in each.

Company Response:

The Company has not incurred any cost of revenue as the services are currently provided by our CEO, Mr. Wong, at no cost. Currently, Mr. Wong does not receive any compensation, salary, monetary or non-monetary benefits.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 18, 2024

/s/ Tak Chun Wong

Tak Chun Wong

Chief Executive Officer